Filed Pursuant to Rule 433 Registration No. 333-136666 August 18, 2006

STRUCTURED EQUITY PRODUCTS

Indicative Terms

New Issue

THE BEAR STEARNS COMPANIES INC.

Note Linked to the Decline in the S&P 500® Index

Due: September [•], 2007

INVESTMENT HIGHLIGHTS

•                  13-month term to maturity.

•                  The Notes are not fully principal protected.

•                  Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A by S&P).

•                  Issue Price: 100.00% of the Principal Amount (99.00% for investors who purchase a principal amount of at least $1,000,000).

•                  Linked to the decline in the S&P 500® Index. A decline, if any, in the Final Index Level as compared to the Initial Index Level will yield a positive return on your Notes. On the other hand, an increase, if any, in the Final Index Level as compared to the Initial Index level will yield a negative return on your Notes.

•                  If, at maturity, the Final Index Level is less than or equal to the Initial Index Level, the Notes will pay a positive return equal to 4 times the percentage decline in the Index, up to a maximum return of [40.00-45.00]%.

•                  If, at maturity, the Final Index Level is greater than the Initial Index Level, the Notes will yield a loss equal to the percentage increase in the Index, up to a maximum loss of 50.00%.

•                  The Notes will not pay periodic interest.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

Bear, Stearns & Co. Inc.

STRUCTURED PRODUCTS GROUP

(212) 272-6928

STRUCTURED PRODUCTS GROUP

GENERAL TERMS OF THE OFFERING

This free writing prospectus relates to an offering of Notes linked to the decline in the S&P 500® Index. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.

ISSUER’S RATING:	A1 / A (Moody’s / S&P)

CUSIP NUMBER:	[073928R39]

ISSUE PRICE:	100.00% of the Principal Amount of a Note (99.00% for investors who purchase a principal amount of at least $1,000,000).

PRINCIPAL AMOUNT:	[•]

DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter.

SELLING PERIOD ENDS:	August [•], 2006

SETTLEMENT DATE:	August [•], 2006

CALCULATION DATE:	September [•], 2007

MATURITY DATE:	September [•], 2007 (for a term of approximately 13-months)

CASH SETTLEMENT VALUE:	On the Maturity Date you will receive the Cash Settlement Value, an amount in cash that depends upon the relation of the Final Index Level to the Initial Index Level.

If, on the Calculation Date, the Final Index Level is less than or equal to the Initial Index Level, we will pay you, per Note, the lesser of:

, or

for a maximum return of 40-45%.

If, on the Calculation Date, the Final Index Level is greater than the Initial Index Level, you will receive less, and possibly significantly less, than the principal you invested. In this case, we will pay you, per Note, the greater of:

, or

for a maximum loss of 50%.

INITIAL INDEX LEVEL:	The closing value of the Index on August [•], 2006.

FINAL INDEX LEVEL:	The closing value of the Index on the Calculation Date.

INDEX:	S&P 500 Composite Price Index (SPX).

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the Prospectus, as supplemented by the Prospectus Supplement, each dated August 16, 2006, and the more detailed information contained in the Pricing Supplement dated August [•], 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. The Pricing Supplement, dated August [•], 2006, and the accompanying Prospectus and Prospectus Supplement, each dated August 16, 2006, may be accessed on the SEC Web site at www.sec.gov as follows:  [•]

ILLUSTRATIVE CASH SETTLEMENT VALUE TABLE

The following is an illustrative table demonstrating the hypothetical Cash Settlement Value of a Note based on the assumptions listed below. Actual returns may be different.

ASSUMPTIONS:

•                  Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•                  Investor holds the Notes to maturity.

•                  The Initial Index Level is equal to 1,275.00.

•                  The maximum return on the Notes is 42.50%.

•                  All returns are based on a 13-month term; pre-tax basis.

•                  No Market Disruption Events or Events of Default occur during the term of the Notes.

Percentage Change in the Index	Final Index Level	Variable Return	Redemption Value per $1,000 Note
+100%	2550.00	-50.0%	$500.00
+60%	2040.00	-50.0%	$500.00
+50%	1912.50	-50.0%	$500.00
+30%	1657.50	-30.0%	$700.00
+20%	1530.00	-20.0%	$800.00
+15%	1466.25	-15.0%	$850.00
+10%	1402.50	-10.0%	$900.00
+5%	1338.75	-5.0%	$950.00
+2%	1300.50	-2.0%	$980.00
+1%	1287.75	-1.0%	$990.00
+0%	1275.00	+0.0%	$1,000.00
-1%	1262.25	+4.0%	$1,040.00
-2%	1249.50	+8.0%	$1,080.00
-5%	1211.25	+20.0%	$1,200.00
-10%	1147.50	+40.0%	$1,400.00
-15%	1083.75	+42.5%	$1,425.00
-20%	1020.00	+42.5%	$1,425.00
-30%	892.50	+42.5%	$1,425.00
-50%	637.50	+42.5%	$1,425.00
-60%	510.00	+42.5%	$1,425.00
-75%	318.75	+42.5%	$1,425.00

Redemption value vs. % Change in the S&P 500 Index

Selected Risk Considerations

•                  The Notes are linked to the decline, if any, in the Index—If the Final Index Level is greater than the Initial Index Level, you will receive less than the initial public offering price of $1,000 per Note. On the other hand, if the Final Index Level is less than or equal to the Initial Index Level, the Cash Settlement Value you will receive will be more than or equal to, as applicable, the initial public offering price of $1,000 per Note.

•                  Suitability of Note for Investment—A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•                  Possible loss of principal— The Notes are not fully principal protected. If the Final Index Level is greater than the Initial Index Level, there will be only partial principal protection on the Notes and the Cash Settlement Value you will receive will be less, and possibly up to 50.00% less, than the initial public offering price of $1,000.

•                  Maximum return of [40.00-45.00]%— Even if the Final Index Level is less than the Initial Index Level, you will not receive more than the maximum return of [40.00-45.00]% at maturity. Because the maximum return on the Notes is [40.00-45.00]%, the maximum Cash Settlement Value is $[1,400.00-1,450.00]. Therefore, the Cash Settlement Value will not reflect the increase in the value of the Notes if the Initial Index Level decreases by more than [10.00-11.25]%.

•                  Secondary Market – Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of any such bids be predicted.

•                  Equity market risks — We expect that the level of the Index will fluctuate in accordance with changes in the financial condition of the companies issuing the common stocks comprising the Index, the value of the underlying common stocks comprising the Index generally and other factors. Common stocks are susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the underlying common stocks comprising the Index change. Investor perceptions regarding the companies issuing the common stocks comprising the Index are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The level of the Index may be expected to fluctuate until the Maturity Date.

•                  No interest, dividend or other payments — You will not receive any interest, dividend payments or other distributions on the stocks underlying the Index, nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•                  Taxes — The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the value of the Index and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes).

license agreement

We have entered into a non-exclusive license agreement with the Sponsor providing for the license to us, in exchange for a fee, of the right to use the Index, which is owned and published by the Sponsor, in connection with certain securities, including the Notes.

The license agreement between the Sponsor and us provides that the following language must be set forth in this free writing prospectus.

“The Notes are not sponsored, endorsed, sold or promoted by the Sponsor. The Sponsor makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The Sponsor’s only relationship to us is the licensing of certain trademarks, trade names and service marks of the Sponsor and of the Index, which is determined, composed and calculated by the Sponsor without regard to us or the Notes. The Sponsor has no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing, or calculating the Index. The Sponsor is not responsible for and has not participated in the determination of the timing of, prices at which Notes are sold, or quantities of the Notes to be issued or in the determination or calculation of the amount payable at maturity. The Sponsor has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

The Sponsor does not guarantee the accuracy and/or the completeness of the Index or any data included therein and the Sponsor shall have no liability for any errors, omissions, or interruptions therein. The Sponsor makes no warranty, express or implied, as to results to be obtained by us, owners of the Notes, or any other person or entity from the use of the Index or any data included therein. The Sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the Sponsor have any liability for any lost profits or indirect, punitive, special, or consequential damages or losses, even if notified of the possibility thereof. There are no third party beneficiaries or any agreements or arrangements between the Sponsor and us.”

All disclosures contained in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by the Sponsor. None of us, Bear Stearns or the Trustee assumes any responsibility for the accuracy or completeness of such information.